Exhibit 99.1

VERSES® Announces Launch of Commercial Genius™ Agent Toolkit

Company Expects to Begin Commercial Rollout, Converting Beta Users, Adding New Partners and Expanding Access to Early Registrations

VANCOUVER, British Columbia, Feb. 25, 2025 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES” or the “Company”) a cognitive computing company specializing in next-generation intelligent software systems, announces that the Company expects to launch the commercial version of Genius in April. Genius is a suite of tools for designing autonomous intelligent agents that continuously reason, plan and learn.

“The private beta phase of Genius allowed us to validate its applicability across diverse use cases, including autonomous vehicle safety, fleet optimization, fraud detection, credit risk assessment, financial market modeling, and medication efficacy. These real-world applications have been instrumental in refining our product, and we are excited to move into the commercialization phase, making Genius available to the thousands of interested customers and partners who have requested access,” said Gabriel René, Founder and CEO of VERSES. “Genius’ domain-specific models provide greater accuracy and reliability than the general-purpose capabilities of LLMs, addressing critical market needs and solving the ‘last mile’ problem of AI—an advancement which we believe will be key to driving its widespread adoption and real-world value.”

The commercial launch is anticipated to include the latest version of Genius with new features including intelligent agents, a model editor, application programming interfaces (APIs) and a developer portal. The Company expects to begin to convert current Beta users into paying customers and enabling access to applicants from thousands of developer sign-ups. The Company anticipates offering Genius as a paid service with consumption-based and performance-based pricing as well as enterprise licenses. VERSES go-to-market strategy will continue to focus on strategic, enterprise, and channel partners and third-party integrations.

“Genius-powered Agents, designed to work alongside LLMs using domain-specific models, consistently demonstrate superior multi-step reasoning and deep domain expertise,” said Hari Thiruvengada, VERSES CTO. “Recent benchmarks have shown Genius Agents performing inference on domain-specific models outperform general-purpose foundational models like OpenAI o1 and DeepSeek r1 on multi-step reasoning. We believe this evidence validates our innovative approach and underscores the timely relevance of our advancements towards addressing complex, real-world challenges.”

Genius Features

●	Genius Model Editor: A tool for creating, training, and updating domain-specific models through an intuitive, low-code interface.
●	Genius Agents: Intelligent agents that utilize curated domain models to perform inference reliably, explainably, and efficiently.
●	Genius APIs: Integration interfaces that allow users to incorporate advanced inference and learning capabilities directly into their applications.
●	Genius Developer Portal: A centralized resource offering documentation, tutorials, and examples that empower developers to confidently build agentic systems.
●	Genius Hosted Services: A cloud-hosted option that enables quick, effortless deployment of Genius-powered solutions across preferred hosting environments.

To sign up for Genius please visit our webpage at Verses.ai

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, statements regarding the expectation that the Company will launch the commercial version of Genius in April; the expectation that Genius will be made available to the thousands of paying customers and partners who have requested access; that the commercial launch of Genius is anticipated to include the latest version of Genius with new features including intelligent agents, a model editor, application programming interfaces and a developer portal; and the expectation that the Company will offer Genius as a paid service with consumption-based and performance-based pricing as well as enterprise licenses.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors may include, among other things, that the Company will launch the commercial version of Genius in April; that Genius will be made available to the thousands of paying customers and partners who have requested access; that the commercial launch of Genius will include the latest version of Genius with new features including intelligent agents, a model editor, application programming interfaces and a developer portal; and that the Company will offer Genius as a paid service with consumption-based and performance-based pricing as well as enterprise licenses. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: that the Company will not launch the commercial version of Genius in April or at all; that Genius will not be made available to the thousands of paying customers and partners who have requested access; that the commercial launch of Genius will not include the latest version of Genius with any new features or the features will not be those that are currently anticipated by management; and that the Company will not offer Genius as a paid service with consumption-based and performance-based pricing as well as enterprise licenses; that company may not be able to act on its go-to-market strategy and that there may not be the expected market for the commercial version of Genius. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date.

VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.